UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number 001-42007

CDT Environmental Technology Investment Holdings Limited

(Translation of registrant’s name into English)

C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road

Nanshan District, Shenzhen, China 518057

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

On September 23, 2025, 09:30 a.m. Beijing Time, CDT Environmental Technology Investment Holdings Limited (the “Company”) held its extraordinary general meeting (“EGM”) at Meeting Room 2, 6th Floor, Nanshan Shuixing Huayuan Premium Selection Hotel, No. 13 Keji Road, Science and Technology Park, Nanshan District, Shenzhen, China. In connection with the EGM, the Company furnishes the following documents:

Copies of the Second Amended and Restated Memorandum and Articles of Association of the Company and the press release announcing results of the EGM are attached as Exhibits 3.1 and 99.1, respectively.

Exhibit No.	Description of Exhibit
3.1	Second Amended and Restated Memorandum and Articles of Association, effective on September 23, 2025
99.1	CDT Environmental Technology Announces Results of Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2025

CDT Environmental Technology Investment Holdings Limited

By:	/s/ Yunwu Li
Name: Yunwu Li
Title: Chief Executive Officer and Chairman of the Board of Directors